SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                For 13 June 2003


                         The Governor and Company of the
                                 Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1. Name of company

Bank of Ireland

2. Name of director

Brian Goggin (Director)
John Clifford (Secretary)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Brian Goggin
John Clifford

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Brian Goggin - Vesting of 13,541 units of stock (i.e. 90% of the 2000 conditional award of 15,046 units) under the Long Term Performance Stock Plan.

John Clifford - Vesting of 10,226 units of stock (i.e. 90% of the 2000 conditional award of 11,362 units) under the Long Term Performance Stock Plan.

7. Number of shares / amount of stock acquired

Brian Goggin 13,541
John Clifford 10,226

8. Percentage of issued class

Brian Goggin 0.001%
John Clifford 0.001%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class



11. Class of security

Ordinary Stock

12. Price per share

Euro 6.92

13. Date of transaction

13 June 2003

14. Date company informed

13 June 2003

15. Total holding following this notification

Brian Goggin 321,577
John Clifford 48,527

16. Total percentage holding of issued class following this notification

Brian Goggin 0.03%
John Clifford 0.005%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information



24. Name of contact and telephone number for queries

Peter Nugent
+ 353 1 6043402

25. Name and signature of authorised company official responsible for making this notification

Peter Nugent

Date of Notification

13 June 2003



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


The Governor and Company
of the Bank of Ireland


John B. Clifford
Group Secretary


Date: 13 June 2003